UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Hawker Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42012W 107
(CUSIP Number)

326 S. Pacific Coast Highway, Suite 102 Redondo Beach, CA 90277
(310) 316-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42012W 107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Darren Vladimir Katic I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,264,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,264,910
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,897,365(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3890% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1)
The number of shares beneficially owned includes (i) 632,455 shares that Darren Katic may acquire upon the exercise of certain warrants that are currently exercisable in full, and (ii) 9,500,000 shares issued and held in escrow by the Issuer pending future conditional release as determined by the Board, upon Issuer meeting certain milestones.

(2)
Applicable percentage ownership is based on 75,307,158 shares of Common Stock outstanding as of November 7, 2014. Any securities not outstanding but subject to warrants, options or other rights exercisable as of November 7, 2014, or exercisable within 60 days after such date, are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such warrants, options or other rights, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

CUSIP No. 42012W 107	SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to the common stock, par value $0.001 per share of Hawker Energy, Inc., a Nevada corporation, and amends the Schedule 13D filed on behalf of Darren Katic (“Katic”) on October 31, 2013 (the “Original Schedule 13D” and, together with Amendment No. 1 filed November 4, 2013, Amendment No. 2 filed January 14, 2014, Amendment No. 3 filed January 17, 2014, Amendment No. 4 filed April 9, 2014, Amendment No. 5 filed May 14, 2014, Amendment No. 6 filed October 20, 2014 and this Amendment No. 7, the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 7 is being filed to amend Item 4 and Item 6 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

Katic acquired beneficial ownership of the shares of Common Stock for investment purposes. Katic from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Katic will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

(a)
Under the terms of that certain Amended and Restated Warrant Agreement, dated November 13, 2014 (the “Warrant Agreement”), by and among Katic, Moore and Tywoniuk, Katic granted Tywoniuk warrants (the “Hawker Warrants”) to purchase up to 1,750,000 shares of Common Stock issued to Katic under the Option Agreement, as set forth in Item 3.  Of the 1,750,000 Hawker Warrants, 826,388 of the Hawker Warrants are currently exercisable as of the date of this Amendment No. 7 until November 13, 2019, and 923,612 of the Hawker Warrants are exercisable for a period of five (5) years beginning on the date the Escrow Shares are released from escrow to Katic as described in Item 3.  The Hawker Warrants were granted in consideration of certain professional services provided by Tywoniuk to the Issuer.

As a result of his acquisitions of Units in the Unit Private Placement, Katic is the beneficial owner of (i) 190,000 shares of Common Stock that he may acquire upon exercise of his January Private Placement Warrants, (ii) 342,455 shares of Common Stock that he may acquire upon exercise of his April Private Placement Warrants, and (iii) 100,000 shares of Common Stock that he may acquire upon exercise of his September Private Placement Warrants. The January Private Placement Warrants are exercisable in full for a period of five (5) years from January 10, 2014, the April Private Placement Warrants are exercisable in full for a period of five (5) years from April 9, 2014 and the September Private Placement Warrants are exercisable in full for a period of five (5) years from September 19, 2014.

(b)	Not Applicable

(c)	Not Applicable

(d)	Katic was appointed as a director of the Issuer upon the closing of the Issuer’s acquisition of SCNRG.

CUSIP No. 42012W 107	SCHEDULE 13D

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

(j)	Not Applicable

Katic reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

Katic is a party to the Warrant Agreement, pursuant to which Katic may dispose of up to 1,750,000 shares of Common Stock of the Issuer to Tywoniuk, as further described in Item 4(a).

Katic may purchase up to an additional 632,455 shares of Common Stock of the Issuer by exercising the Private Placement Warrants, as further described in Item 4(a).

On May 14, 2014, the Issuer granted Katic nonqualified options to purchase 600,000 shares of Common Stock.  The options have an exercise price of $0.10 per share and expire on May 13, 2024.  The options will vest in three equal installments on each of May 13, 2015, May 13, 2016 and May 13, 2017.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 42012W 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2014	/s/ Darren Vladimir Katic
Darren Vladimir Katic, an individual